03011917

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED FEB 27 2003 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slavic Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 Broken Sound Blvd., N.W., Suite 500
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Slavic and/or Dan Carlen (561) 241-9244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoch, Frey & Zugman, CPA's
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PD 4/12

OATH OR AFFIRMATION

I, John J. Slavic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slavic Investment Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

JOHN J. SLAVIC
PRESIDENT

DANELLE P. SEYMOUR
MY COMMISSION # CC 846423
EXPIRES: August 17, 2003
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o). Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
AND FOR THE YEAR THEN ENDED

HOCH, FREY & ZUGMAN

CERTIFIED PUBLIC ACCOUNTANTS

A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 13, 2003

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Slavic Investment Corporation as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash in bank	$10,683
Deposit with clearing broker	15,000
Concessions receivable	71,844
Prepaid expenses	187
TOTAL ASSETS	$97,714

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 4,755
Accounts payable	4,515
Income taxes payable	6,832
Total Liabilities	16,102
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 300,000 shares authorized, 273,000 issued and outstanding	2,730
Additional paid-in capital	870
Retained earnings	78,012
Total Stockholders' Equity	81,612
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$97,714

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Concessions	$ 922,341	
Settlement of litigation	100,361	
Other income	1,591	
Total Revenues		$1,024,293
EXPENSES		
Commissions	88,057	
Consulting fees	39,333	
Office services	821,672	
Licenses, taxes and registration fees	21,287	
Professional fees	30,268	
Dues and subscription	1,764	
Total Expenses		1,002,381
Income Before Income Taxes		21,912
Income tax expense		3,927
NET INCOME		$ 17,985

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - January 1, 2002	$2,730	$870	$60,027	$63,627
Net Income	—	—	17,985	17,985
BALANCES - DECEMBER 31, 2002	$2,730	$870	$78,012	$81,612

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 17,985
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in concessions receivable	$ (2,534)	
Increase in prepaid expenses	(187)	
Increase in accounts payable	4,515	
Decrease in commissions payable	(5,404)	
Decrease in due to affiliate	(27,000)	
Increase in income tax payable	3,927	
Total Adjustments		(26,683)
NET CASH USED IN OPERATING ACTIVITIES		(8,698)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of investment		14,550
NET INCREASE IN CASH		5,852
Cash - January 1, 2002		4,831
CASH - DECEMBER 31, 2002		$10,683

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Slavic Investment Corporation (the "Company") is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions, life insurance annuities and cash net lease limited partnerships on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer. The Company does not hold funds or securities for customers and does not carry accounts of, or for, customers.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Principal stockholders of the Company are also stockholders of Slavic Numismatic Corporation. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

The Company has an agreement with SMF to pay them for various overhead expenses including rent which totaled $821,672 in 2002.

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

Consulting fees in the amount of $39,333 were paid to certain stockholders in 2002.

NOTE 2 - RELATED PARTY TRANSACTIONS (Continued)

SIA has a bank Line of Credit Commitment and Agreement for short-term working capital in the amount of $550,000, due on demand. As of December 31, 2002, there was no outstanding balance on the line of credit.

The line of credit of SIA is secured by a general business security agreement covering substantially all assets of SIA, SMF and the Company, and is guaranteed by certain stockholders.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2002, the Company's net capital was $25,163, compared with the required minimum net capital of $5,000. Under the Rule, aggregate indebtedness may not exceed 1500% of net capital. At December 31, 2002, the Company's ratio of aggregate indebtedness amounted to 64.0% of net capital.

NOTE 4 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Fiserv Correspondent Services, Inc. Pursuant to the clearing agreement, the Company is required to maintain a certain minimum security deposit with the clearing broker dealer in the form of cash. As of December 31, 2002, the aggregate required deposit under the clearing agreement was $15,000.

The Company also clears on a fully-disclosed basis with SunGard Investment Products, Inc. and Mid-Atlantic Capital Corporation who clear trades for the Company and certain customers who are participants in employee benefit plans. Clearing deposits are not required.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution in Boca Raton, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 in each institution. At December 31, 2002, the Company had no uninsured cash balances in financial institutions.

The Company maintains a clearing deposit of $15,000 with its clearing broker. This amount is not insured by the Federal Deposit Insurance Corporation.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6 - LEASE COMMITMENT

The Company, SIA and SMF lease office space for $19,928 per month under a lease that expires June 30, 2004.

Future minimum rent payments for the remaining term of the lease are as follows:

2003	$242,724
2004	123,156
Total	$365,880

NOTE 7 - RETIREMENT PLAN

The Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 15% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution.

NOTE 8 - LITIGATION

On October 4, 2001, the Company and SMF were awarded a settlement in the amount of $515,000 in their case against a former clearing broker. On September 5, 2002, a release and satisfaction of judgement was signed and the Companies received a net amount of $190,361 and incurred related expenses of $45,968. The settlement award and related expenses were allocated to both companies.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity qualified for net capital	$81,612
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	81,612
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	
Concessions receivable	56,262
Prepaid expenses	187
Total Non-Allowable Assets	56,449
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	25,163
HAIRCUTS ON SECURITIES	0
NET CAPITAL	25,163
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
EXCESS NET CAPITAL	$20,163
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 4,515
Commissions payable	4,755
Income taxes payable	6,832
Total Aggregate Indebtedness	$16,102
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.640 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$11,012
Increase in non-allowable assets	(1,373)
Audit adjustments	15,524
NET CAPITAL PER ABOVE	$25,163

SLAVIC INVESTMENT CORPORATION
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company had no liability subordinated to claims of general creditors as of January 1, 2002. In addition, there were none in existence during the year ended December 31, 2002 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Slavic Investment Corporation is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. Slavic Investment Corporation was in compliance with the conditions of exemption.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

As of December 31, 2002, Slavic Investment Corporation had no credit items that would result in a reserve requirement.

HOCH, FREY & ZUGMAN
CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 13, 2003

Board of Directors
Slavic Investment Corporation

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Slavic Investment Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants